EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS AUGUST 2005 PERFORMANCE

HOUSTON, Sept. 1, 2005 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in August 2005 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 850.3 million, up 22.8 percent over August 2004, and available seat miles (ASMs) increased by 18.4 percent compared with August 2004. ExpressJet's August load factor was 76.4 percent, a 2.8 point increase over August 2004. The company flew 76,947 block hours, compared with 65,572 block hours in August 2004, and operated 41,293 departures, versus 36,343 departures in August 2004.

Also in August 2005, ExpressJet achieved a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 97.9 percent. In August 2004, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 98.6 percent.

During the month, ExpressJet accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 260 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the exclusive regional jet provider for Continental Airlines. With service to approximately 152 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, as well as additional non-hub service. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,800 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

August	2005	2004	Change
Revenue Passenger Miles (000)	850,305	692,260	22.8 Percent
Available Seat Miles (000)	1,112,894	940,056	18.4 Percent
Passenger Load Factor	76.4 Percent	73.6 Percent	2.8 Points
Block Hours	76,947	65,572	17.3 Percent
Departures	41,293	36,343	13.6 Percent

YEAR-TO-DATE	2005	2004	Change
Revenue Passenger Miles (000)	5,910,415	4,869,917	21.4 Percent
Available Seat Miles (000)	7,973,618	6,862,636	16.2 Percent
Passenger Load Factor	74.1 Percent	71.0 Percent	3.1 Points
Block Hours	551,586	482,803	14.2 Percent
Departures	299,850	268,565	11.6 Percent

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